Mail Stop 0710

                                                June 23, 2005



Mr. Robert R. Zic
The Female Health Company
515 North State Street, Suite 2225
Chicago, IL	60610

	RE:	The Female Health Company
      Form 10-KSB for the year ended September 30, 2004
		Filed December 29, 2004
      File No. 1-13602


Dear Mr. Zic:

      We have reviewed your response letter dated May 24, 2005 and have the following additional comments. If you disagree, we will consider your explanation as to why our comment is inapplicable. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-KSB for the Year Ended September 30, 2004

Note 1. Nature of Business and Significant Accounting Policies - Earnings per Share
1. We note your response to our prior comment three and your revised disclosure in the Form 10-Q for the period ended March 31, 2005. However, in situations in which the computation of diluted EPS would have an antidilutive effect on earnings per share, the diluted weighted average common shares outstanding on the face of the income statement should be the same number as the basic weighted average common shares outstanding. Further, the number of incremental shares issuable upon conversion of your convertible preferred stock or convertible debt and the exercise of stock options and warrants that were not included in the diluted earnings per share because their effect would be anti-dilutive should be disclosed in a footnote to the financial statements. Reference paragraphs 38 and 40c of SFAS 128.
Please revise as appropriate.


*    *    *    *

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

      If you have any questions regarding these comments, please direct them to Patricia Armelin, Staff Accountant, at (202) 551-
3747,
Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 or, in their absence, to the undersigned at (202) 551-3768.
      .


							Sincerely,




							John Cash
							Accounting Branch Chief


??

??

??

??

Mr. Robert R. Zic
The Female Health Company
June 23, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0710

         DIVISION OF
CORPORATION FINANCE